Exhibit 99.1

PRESS RELEASE

AerCap Will Initiate New Share Repurchase Program

Amsterdam, The Netherlands; August 5, 2011 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that its Board of Directors approved a new share repurchase program. The new repurchase program will run through December 30, 2011 and will allow total repurchases of up to $50 million in 2011, inclusive of amounts repurchased through June 30, 2011 under the previous program. The total amount for shares repurchased through June 30, 2011 under the previous program was $1.4 million.

Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of shares of common stock to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and currently owns and manages a fleet of 335 aircraft and 95 engines. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom (www.aercap.com).

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck, AerCap	Peter Wortel, AerCap
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com